DISTRIBUTION FEE AGREEMENT

FOR

ROYCE TECHNOLOGY VALUE FUND

(INVESTMENT CLASS)

        The Royce Fund, a Delaware business trust (the "Trust"), and Royce Fund Services, Inc., a New York corporation ("RFS"), hereby agree that as compensation for RFS's services and for the expenses payable by RFS under the Distribution Agreement made October 1, 2001 by and between the parties hereto, RFS shall receive, for and from the assets of the Investment Class of Royce Technology Value Fund, a series of the Trust (the "Investment Class"), a fee, payable monthly, equal to .25% per annum of the Investment Class' average net assets.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the ___ day of _______________, 2001.

THE ROYCE FUND

By:
Charles M. Royce
President

ROYCE FUND SERVICES, INC.

By:
Charles M. Royce
Secretary